

February 13, 2013

Via E-mail
Frederick M. Pevow
Chief Executive Officer
Gateway Energy Corporation
1415 Louisiana Street, Suite 4100
Houston, TX 77002

> **Re: Gateway Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 19, 2012**
> **Response dated January 23, 2013**
> **File No. 000-06404**

Dear Mr. Pevow:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Consolidated Financial Statements, page 6

(7) Income Taxes, page 12

1. We note your response to prior comment 1. We continue to believe the adjustment to record a valuation allowance against your deferred tax assets represents a correction of an error rather than a change in estimate. As a result of the cumulative losses in prior years and negative operating conditions since 2008 we remain unclear why an allowance amount had not been recorded in prior reporting periods and that the amount appears to have progressed with the passage of time. In addition, we are not persuaded by your

solely qualitative analysis of factors in light of the fact that the error is quantitatively material. Please provide us your complete materiality analysis considering their impact to the total mix of information an investor would have in determining whether the error is material or not.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief